Exhibit 99.1

Press Release 4 August 2017 07:00 am CEST Regulated Information Inside Information

Celyad announces new agreements

with Celdara Medical and Dartmouth College

•	Ongoing clinical trial development boosts Celyad’s confidence in the future of its oncology assets

•	Celyad to receive an increased share of future revenues in exchange for $25M worth of cash and Celyad shares

Mont-Saint-Guibert, Belgium—Celyad (Euronext Brussels and Paris, and NASDAQ:CYAD), a pioneer in the discovery and development of CAR-T cell therapies, and its fully-owned subsidiary OnCyte LLC, today announced revised terms to their agreements with Celdara Medical LLC and Dartmouth College.

Following encouraging initial results of the THINK trial, which have led to increased confidence in the long-term potential of Celyad’s CAR-T assets, Celyad has amended its existing agreements with Celdara Medical, LLC and Dartmouth College. Under the amended agreements Celyad will receive an increased share of future revenues generated by these assets, including revenues from its sublicensees. In return, Celyad will pay Celdara Medical LLC and Dartmouth College an upfront payment of $12.5 million (€10.6 million) and $12.5 million worth of Celyad shares at a share price of €32.35 corresponding to a 14% premium versus last trading day.

Christian Homsy, CEO of Celyad, commented: “With our increased confidence in the clinical opportunity of our lead product candidate CYAD-01 and the significant potential value creation opportunities of our allogeneic IP patents, we have decided to shift some of the value of the original deal upfront, in order to increase our share of potential future revenues from sublicenses. We believe these revised agreements provide incremental value to Celyad’s shareholders while the increased ownership of Celdara Medical in Celyad signals a clear and long-term commitment to our development of promising CAR-T cell therapies.”

Celyad obtained access to its CAR-T NKR cell drug product candidates and related technology, including technology licensed from Dartmouth College, in January 2015, through its acquisition of OnCyte, LLC from Celdara Medical, LLC, a privately-held U.S. biotechnology company. This portfolio included three autologous CAR-T cell therapy products and an allogeneic T cell platform. Since the acquisition, Celyad has focused on further developing the portfolio and is currently in pre-clinical or clinical phase for a number of product candidates.

Christian Homsy, CEO of Celyad, further commented: “The upfront payment related to our deal with Novartis covers partially the cash portion of our renewed agreements with Celdara Medical LLC and Dartmouth College. Therefore, our ability to finance all of our operations remain unaltered. With our current cash position, we continue to have the means to fund our operating expenses and capital expenditure requirements through H1 2019.”

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Press Release 4 August 2017 07:00 am CEST Regulated Information Inside Information

Through its activities and expertise, Celyad is gaining international recognition for the discovery and development of CAR-T cell therapies and has established partnerships with industrial and academic world-class players such as Novartis (Switzerland), ONO Pharmaceutical (Japan), Moffitt Cancer Center (United States) and Institut Curie (France).

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About Celyad

Celyad is a clinical-stage biopharmaceutical company focused on the development of specialized CAR-T cell based therapies. The company utilizes its expertise in cell engineering to target cancer. Celyad’s Natural Killer Receptor based T-Cell (NKR-T) platform has the potential to treat a broad range of solid and hematologic tumors. Its lead oncology candidate, CYAD-01 (CAR-T NKG2D), has been evaluated in a single dose escalation Phase I clinical trial to assess the safety and feasibility in patients suffering from AML or MM. This Phase I study was successfully completed in September 2016. Celyad was founded in 2007 and is based in Mont-Saint-Guibert, Belgium, and Boston, Massachusetts. Celyad’s ordinary shares are listed on the Euronext Brussels and Euronext Paris exchanges, and its American Depository Shares are listed on NASDAQ Global Market, all under the ticker symbol CYAD.

For more information about Celyad, please visit: www.celyad.com

For more information, please contact:

For Europe: Consilium Strategic Communications

Chris Gardner and Chris Welsh—T: +44 (0)20 3709 5700—celyad@consilium-comms.com

For France: NewCap

Pierre Laurent and Nicolas Mérigeau—T: + 33(0)1 44 71 94 94—celyad@newcap.eu

For Belgium: Comfi

Gunther De Backer and Sabine Leclercq—T.: +32 (0)2 290 90 90—celyad@comfi.be

For the U.S.: Stern Investor Relations

Will O’Connor and Michael Schaffzin—T.: +1 212.362.1200—celyad@sternir.com

To subscribe to Celyad’s newsletter, visit www.celyad.com

Follow us on LinkedIn & Twitter @CelyadSA

Forward looking statements

In addition to historical facts or statements of current condition, this press release contains forward looking statements, including statements about the potential safety, feasibility and long-term value of CAR-T NKR-2 cell therapy and statements concerning management’s expectations that these assets will generate revenue in the future, which reflect our current expectations and projections about future events, and involve certain known and unknown risks, uncertainties and assumptions that could cause actual results or events to differ materially from those expressed or implied by the forward-looking statements. These forward looking statements are further qualified by important factors, which could cause actual results to differ materially from those in the forward-looking statements, including risks associated with conducting clinical trials; the risk that safety, bioactivity, feasibility and/or efficacy demonstrated in earlier clinical or pre-clinical studies may not be replicated in subsequent studies; risk associated with the timely submission and approval of anticipated regulatory filings; the successful initiation and completion of clinical trials, including Phase I clinical trial for CAR-T NKR-2; risks associated with the satisfaction of regulatory and other requirements; risks associated with the actions of regulatory bodies and other governmental authorities; risks associated with obtaining, maintaining and protecting intellectual property, our ability to enforce our patents against infringers and defend our patent portfolio against challenges from third parties; risks associated with competition from others developing products for similar uses; risks associated with our ability to manage operating expenses; and risks associated with our ability to obtain additional funding to support our business

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Press Release 4 August 2017 07:00 am CEST Regulated Information Inside Information

activities and establish and maintain strategic business alliances and business initiatives. A further list and description of these risks, uncertainties and other risks can be found in the Company’s Securities and Exchange Commission filings and reports, including in the Company’s Annual Report on Form 20-F filed with the SEC on April 4, 2017 and future filings and reports by the Company. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. The Company expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based, unless required by law or regulation.

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